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                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

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                              SCHEDULE 14D-9
                             (AMENDMENT NO. 17
                                  FINAL)

                   Solicitation/Recommendation Statement
                       Pursuant to Section 14(d)(4)
                  of the Securities Exchange Act of 1934

                          TYCO INTERNATIONAL LTD.
                          (formerly ADT Limited)
                         (Name of Subject Company)

                          TYCO INTERNATIONAL LTD.
                          (formerly ADT Limited)
                   (Name of Person(s) Filing Statement)

                 Common Shares, par value $0.20 per share
        (including the associated preference stock purchase rights)
                      (Title of Class of Securities)

                                902124 10 6
                   (CUSIP Number of Class of Securities)

                              Mark H. Swartz
                     c/o Tyco International (US) Inc.
                               One Tyco Park
                             Exeter, NH 03833
                              (603) 778-9700
               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications
               on Behalf of the Person(s) Filing Statement)

                              With a copy to:

                          Joshua M. Berman, Esq.
                     Kramer, Levin, Naftalis & Frankel
                              919 Third Ave.
                         New York, New York 10022

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                               INTRODUCTION

      The Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") originally filed on March 4, 1997, by Tyco International Ltd., a Bermuda corporation, (formerly ADT Limited; the "Company") relates to an offer by Western Resources, Inc., a Kansas corporation ("Western"), to exchange a combination of Western common stock, par value $5.00 per share, and cash for any and all of the outstanding common shares, par value $0.10 per share, including the associated preference stock purchase rights, of the Company (now with par value $0.20 per share; the "Common Shares"). All capitalized terms used herein without definition have the respective meanings set forth in the Schedule 14D-9.

Item 2.  Tender Offer of the Bidder.

      The response to Item 2 is hereby amended by adding the following after the final paragraph of the prior response under Item 2:

      On July 2, 1997 Western filed Amendment No. 12 to its Schedule 14D-1 relating to the Western Offer attaching a press release announcing the withdrawal of the Western Offer.

Item 3. Identity and Background.

      The response to Item 3(b)(1) is hereby amended by adding the following immediately before the paragraph under Item 3(b)(1) beginning "To the extent that . . .":

      On July 2, 1997 the Board resolved, by unanimous written consent, (i) that with respect to the Western Offer only, the Distribution Date (as defined in the Rights Plan) for the Rights shall be the date on which Western accepts for exchange or exchanges any shares of the Company pursuant to the Western Offer or such earlier date as may be determined by the Board and that the Distribution Date in any other circumstances shall be the date as provided for in the Rights Plan and (ii) to effect certain changes to the Rights Plan as set forth in the Second Amendment to Rights Agreement, dated as of July 2, 1997 (the "Second Amendment").

      The Second Amendment was effected (i) to reflect the fact of a reverse stock split of the Company's Common Shares contemplated by the Merger Agreement by changing the definition of "Common Shares" to refer, from and after the effectiveness of the Reverse Stock Split (as defined in the Merger Agreement), to the common shares of the Company, par value $0.20, as adjusted by the Reverse Stock Split and (ii) to affirmatively provide that no Distribution Date shall occur and no person shall become an Acquiring Person under the Rights Plan, as amended, by reason or as a result of the consummation of the Merger or any other transactions contemplated by the Merger Agreement.

Item 7. Certain Negotiations and Transactions by the Subject Company.

      The response to Item 7 is hereby amended by adding the following after the final paragraph of the prior response under Item 7:

      On July 2, 1997 the Merger was consummated as described in the press release attached hereto as Exhibit 99.60 and incorporated herein by reference.

Item 8. Additional Information to be Furnished.

      The response to Item 8 is hereby amended by adding the following after the paragraph beginning "On May 29, 1997 WCI applied to the Bermuda Court . . ." under "Certain Litigation":

      In an order made on June 12, 1997, agreed to by the Company and WCI, the Bermuda Court made no order on the Company's motion to strike out WCI's petition (without prejudice to the Company's ability to renew such motion in the future) and allowed the amendments to the petition sought by WCI and a further amendment to delete the prayer for an order that the Merger be enjoined unless shareholders are accorded appraisal rights. WCI agreed to make an application to stay the proceedings in the U.S. District Court for the Southern District of Florida.

Item 9. Material to be Filed as Exhibits.

      The response to Item 9 is hereby amended by adding the following new exhibit:

Exhibit 99.60  Tyco Press Release dated July 2, 1997.


                                 SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                TYCO INTERNATIONAL LTD.

                                By: /s/ Mark H. Swartz
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                                    Mark H. Swartz
                                    Chief Financial Officer and Executive Vice
                                    President (Principal Financial Officer and
                                    Principal Accounting Officer)

Dated: July 3, 1997